SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

GENERAL EMPLOYMENT ENTERPRISES, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

224051102
(CUSIP Number)

Stephen Pence
Hurstbourne Place, Suite 1205
9300 Shelbyville Road
Louisville, KY 40222
Tel: (502) 736-6200
Fax: (502) 736-6205
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

__________________________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224051102

1	NAME OF REPORTING PERSONS Stephen B. Pence
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP No. 224051102

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.  The primary purpose of amending the Schedule 13D is to reflect a change in ownership of PSQ that occurred as a result of the sale by Stephen B. Pence of all of the membership interests in PSQ to Gregory L. Skaggs.  As a result, Mr. Pence no longer beneficially owns the Shares of the Issuer owned directly by PSQ.  PSQ and Mr. Skaggs will in the future jointly file Schedules 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On November 17, 2010, Stephen B. Pence sold all of the membership interests in PSQ to Gregory L. Skaggs.  As a result, Mr. Pence no longer beneficially owns the Shares of the Issuer owned directly by PSQ and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 1.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Effective as of November 23, 2010, Mr. Pence resigned from his position as a director and Chairman of the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(d) are hereby amended and restated as follows:

As of November 17, 2010, Mr. Pence no longer beneficially owns any Shares of the Issuer.

Item 5(e) is hereby amended and restated as follows:

As of November 17, 2010, Mr. Pence ceased to be the beneficial owner of more than 5% of the Shares of the Issuer.

CUSIP No. 224051102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2010	/s/ Stephen B. Pence
STEPHEN B. PENCE